UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42983D104	13D	Page 2 of 5

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,192,737
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,192,737
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,192,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.5%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 48,676,224 shares of Common Stock of the Issuer outstanding as of June 28, 2016, as reflected in the Agreement and Plan of Merger filed by the Issuer as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 30, 2016.

CUSIP NO. 42983D104	13D	Page 3 of 5

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,256,474
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,256,474
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,474
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 48,676,224 shares of Common Stock of the Issuer outstanding as of June 28, 2016, as reflected in the Agreement and Plan of Merger filed by the Issuer as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 30, 2016.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.001 per share (“Common Stock”) of Higher One Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission by LY Holdings, LLC and Mark F. Vassallo (each, a “Reporting Person”), as previously amended by Amendment No. 1 (“Amendment No. 1”), filed on September 9, 2014, and Amendment No. 2 (“Amendment No. 2”), filed on December 23, 2014 (as so amended, the “Schedule 13D”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

As described herein, Lightyear Fund II and Lightyear Co-Invest II recently sold an aggregate of 4,465,847 and 23,800 shares of Common Stock, respectively. Lightyear Fund II and Lightyear Co-Invest II currently intend to sell the rest of their shares of Common Stock in the open market, in the recently announced tender offer or otherwise, subject to the price level of the Common Stock, applicable volume limitations or such other factors as the Reporting Persons may deem relevant.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 2,256,474 shares of Common Stock, representing approximately 4.6% of the issued and outstanding shares of Common Stock. The percentages of beneficial ownership in this Schedule 13D are based on 48,676,224 shares of Common Stock of the Issuer outstanding as of June 28, 2016, as reflected in the Agreement and Plan of Merger filed by the Issuer as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2016.

Lightyear Fund II directly holds 2,181,113 shares of Common Stock. Lightyear Fund II GP is the general partner of Lightyear Fund II. Lightyear Fund II GP Holdings is the general partner of Lightyear Fund II GP. LY Holdings, as the managing member of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 2,181,113 shares of Common Stock held directly by Lightyear Fund II.

Lightyear Co-Invest II directly holds 11,624 shares of Common Stock. Lightyear Fund II GP Holdings is the general partner of Lightyear Co-Invest II. LY Holdings, as the managing member of Lightyear Fund II GP Holdings, and Mr. Vassallo, as the managing member of LY Holdings, may each be deemed to beneficially own the 11,624 shares of Common Stock held directly by Lightyear Co-Invest II.

Lightyear Capital II directly holds 14,834 shares of Common Stock and 30,000 stock options to purchase shares of Common Stock, all of which are currently exercisable. Lightyear Capital is the sole member of Lightyear Capital II. Mr. Vassallo, as the managing member of Lightyear Capital, may be deemed to beneficially own the 44,834 shares of Common Stock beneficially owned by Lightyear Capital II.

Mr. Vassallo directly holds 18,903 shares of Common Stock.

Based on the above, (a) LY Holdings may be deemed to beneficially own 2,192,737 shares of Common Stock, representing approximately 4.5% of the issued and outstanding shares of Common Stock, and (b) Mr. Vassallo may be deemed to beneficially own 2,256,474 shares of Common Stock, representing approximately 4.6% of the issued and outstanding shares of Common Stock.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement.

(b) Each of LY Holdings and Mr. Vassallo could be deemed to have sole voting and/or dispositive power over the shares owned by Lightyear Fund II and Co-Invest. Mr. Vassallo could be deemed to have sole voting and/or dispositive power over the shares owned by Lightyear Capital II. Mr. Vassallo has sole voting and dispositive power over the shares he directly owns.

(c) Other than the transactions set forth below, neither of the Reporting Persons has effected any transactions in any shares of Common Stock during 60 days prior to the date of this filing.

On July 1, 2016, Lightyear Fund II and Lightyear Co-Invest II sold 802,437 and 4,276 shares of Common Stock, respectively, in open market transactions for a weighted average price per share of $5.11.

On July 5, 2016, Lightyear Fund II and Lightyear Co-Invest II sold 3,663,410 and 19,524 shares of Common Stock, respectively, in open market transactions for a weighted average price per share of $5.10.

(d)	Not applicable.

(e)	As a result of the sales reported herein on July 5, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

6. Limited Power of Attorney, dated July 15, 2015

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LY HOLDINGS, LLC

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Vice President

MARK F. VASSALLO, an individual

By:	/s/ Ellan Ben-Hayon
Name:	Ellan Ben-Hayon
Title:	Attorney-in-Fact

Dated: July 5, 2016